UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2024.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☑

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

Explanatory Note

On October 11, 2024, The Toronto-Dominion Bank (the “Bank”) filed, on Form 6-K (the “Previous 6-K”), plea agreements in connection with the United States v. TD Bank, N.A. and United States v. TD Bank US Holding Company (the “Plea Agreements”). The Bank is refiling the Plea Agreements as Exhibit 99.1 and 99.2 hereto to include appendices that were originally redacted in the exhibits filed with the Previous 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Plea Agreement, dated October 10, 2024, with the Department of Justice, Criminal Division, Money Laundering and Asset Recovery Section and the United States Attorney’s Office for the District of New Jersey

99.2	Plea Agreement, dated October 10, 2024, with the Department of Justice, Criminal Division, Money Laundering and Asset Recovery Section and the United States Attorney’s Office for the District of New Jersey

99.3	Press Release dated November 29, 2024

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: December 2, 2024	By:	/s/ Caroline Cook
		Name:	Caroline Cook
		Title:	Associate Vice President, Legal Treasury and Corporate Securities